# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lord Abbett Flexible Income Fund, CIK 0002005563
CUSIP: 54401J209
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 30 Hudson St, Jersey City, New Jersey (NJ), 07302
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000728100

## Reporting persons
- LORD, ABBETT & CO. LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 952,500; shared voting power 0; sole dispositive power 952,500; shared dispositive power 0; aggregate amount beneficially owned 952,500 (9.52% of the class)
  Comment: The reported percentage is calculated based on 10,006,920.00 common shares outstanding as of March 31, 2025, based on information provided by the Issuer.
- DOUGLAS B. SIEG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 502,282.36; shared voting power 952,500; sole dispositive power 502,282.36; shared dispositive power 952,500; aggregate amount beneficially owned 1,454,782.36 (14.54% of the class)
  Comment: The reported percentage is calculated based on 10,006,920.00 common shares outstanding as of March 31, 2025, based on information provided by the Issuer.

## Item 1. Issuer
Name of issuer: Lord Abbett Flexible Income Fund
Address of issuer's principal executive offices: 30 Hudson St, Jersey City, NJ 07302

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the
"Reporting Persons:"
(i) Lord, Abbett & Co. LLC;
(ii) Douglas B. Sieg.
Address of principal business office or, if none, residence: 30 Hudson St, Jersey City, NJ 07302
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- LORD, ABBETT & CO. LLC: /s/ Mary Ann Picciotto, Mary Ann Picciotto / Chief Compliance Officer (05/14/2025)
- DOUGLAS B. SIEG: /s/ Douglas B. Sieg, Douglas B. Sieg (05/14/2025)